Otis Gallery LLC
335 Madison Ave, 16th Floor
New York, NY 10017

October 27, 2020

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Katherine Bagley

Re:
Otis Gallery LLC
Post-Qualification Amendment No. 12 to Offering Statement on Form 1-A
File No. 024-10951

Ladies and Gentlemen:
We understand that the staff of the U.S. Securities and Exchange Commission (the “Commission”) has indicated that it does not have any comments to the Post-Qualification Amendment No. 12 to the Offering Statement on Form 1-A (the “Offering Statement”) of Otis Gallery LLC (the “Company”) (rather, comments relate to the website of the Company’s manager, Otis Wealth, Inc.), and we hereby request that the Commission approve the qualification of the Offering Statement as of 4:00 PM Eastern Daylight Time on Thursday, October 29, 2020 or as soon as practicable thereafter.

We request that we be notified of such qualification by a telephone call to the undersigned at (843) 442-7908.  We also respectfully request that a copy of the written order from the Commission verifying the date and time of qualification of the Company’s Offering Statement be sent to the undersigned via email at keith@otiswealth.com.

Sincerely,

Otis Gallery LLC
By: Otis Wealth, Inc., its managing member

By: /s/ Keith Marshall
      Keith Marshall
      General Counsel

cc:
Michael Karnjanaprakorn
Louis A. Bevilacqua, Esq.